

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2014

<u>Via E-Mail</u>
Scott D. Macdonald
Chief Financial Officer
Starz
8900 Liberty Circle
Englewood, Colorado 80112

        Re: **Starz**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 21, 2014
                Response dated April 22, 2014
                File No. 001-35294

Dear Mr. MacDonald:

We have reviewed your response letter and have the following comments. As noted in our letter dated April 9, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Revenue, page 30</u>

1.   We note your response to comment 1. Please tell us the following:
- Why it is appropriate to characterize a distributor's erroneous overpayment as deferred revenue instead of a component of accrued liabilities (i.e., payments in excess of billings). In this regard, we note your definition of deferred revenue on page F-12.
- Why you reported the extinguishment of a liability as revenue.

- What obligations to you, if any, was the distributor relieved of as a result of the new affiliation agreement.

2. We note your response to comment 2, citing a higher average return rate in your Home Video business. Tell us if this represents a trend that is expected to continue and if you have since re-assessed your allowance for trade receivables. We note your disclosure in the last paragraph on page F-10.

3. We note your response to comment 4. Please clarify for us:

- how a licensee has "unconditional and immediate access to the film, *regardless of whether the licensee has actually requested or received the film*" and in that case, how the sale condition for "delivery" has been met; and
- how you allocate a fixed rate consideration for multiple programs made available on one or more dates. We note that you recognize revenue in part based on fixed monthly payments.

Note 12.   Commitments and Contingencies, page F-24

Legal proceedings, page F-26

4. We note your response to comment 5. In light of the fact that you filed a suit against DISH, it is unclear why the settlement resulted in you making a payment to DISH. Please explain this to us and tell us if the negotiated settlement amount that you recorded in "Selling, general, and administrative" costs and expenses was net of any amount due or received from Dish or if it was made in contemplation of more favorable pricing or other benefits to be received in the future.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director